                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                   FORM 11-K/A
                                (Amendment No. 1)


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



    (Mark One)


    [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

    For the fiscal year ended December 31, 1998


                                          OR


    [    ]    Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

    For the transition period from                  to
                                   ------------------  -------------------

    Commission File Number  33-44282


    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                       HONEYWELL  RETIREMENT  INVESTMENT  PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   HONEYWELL  INC.
                                   Honeywell  Plaza
                            Minneapolis,  Minnesota  55408

Included herewith and set forth on pages 2 to 10 hereof are the Honeywell Retirement Investment Plan Financial Statements for the Years Ended December 31, 1998 and 1997 and Supplemental Schedules for the Year Ended December 31, 1998 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

     HONEYWELL RETIREMENT
     INVESTMENT PLAN

     FINANCIAL STATEMENTS AS OF AND FOR THE
     YEARS ENDED DECEMBER 31, 1998 AND 1997
     AND INDEPENDENT AUDITORS' REPORT

[LETTERHEAD]



INDEPENDENT AUDITORS' REPORT


Honeywell Retirement Investment Plan

We have audited the statement of net assets available for benefits of Honeywell Retirement Investment Plan (the Plan) as of December 31, 1998 and 1997 and the statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and it is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 18, 1999


HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------
                                                                                            SUPPLEMENTAL INFORMATION BY FUND
                                               -----------------------------------------------------------------------------


                                                GOVERNMENT  SHORT-TERM DIVERSIFIED             HONEYWELL   UNITED  COLUMBIA
                                    COMBINED      INCOME       BOND     BALANCED    S&P 500     STOCK      INCOME   SPECIAL
                                      TOTAL        FUND        FUND       FUND        FUND       FUND       FUND     FUND
ASSETS:
   Investments in Master Trusts   $2,917,806    $  755,801             $  879,242  $  622,829  $ 508,952  $ 15,369  $ 1,498
   Investments at U.S. Bank           41,541
   Other receivables                  13,745         3,001                 10,326         418
                                   ---------    ----------             ----------  ----------  ---------  --------  -------
         Total assets              2,973,092       758,802                889,568     623,247    508,952    15,369    1,498

LIABILITIES:
   Administration fees payable           407           117                    171         119
   Other payables                     13,598         3,001                 10,146         451
                                   ---------    ----------             ----------  ----------
         Total liabilities            14,005         3,118                 10,317         570
                                   ---------    ----------  ---------  ----------  ----------  ---------  --------  -------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR        $2,959,087    $  755,684  $      -   $  879,251  $  622,677  $ 508,952  $ 15,369  $ 1,498
                                  ----------    ----------  ---------  ----------  ----------  ---------  --------  -------
                                  ----------    ----------  ---------  ----------  ----------  ---------  --------  -------


                                 ---------------------------------------------------------------------------------

                                 ---------------------------------------------------------------------------------
                                                         T. ROWE      T. ROWE     T. ROWE
                                             VANGUARD     PRICE        PRICE       PRICE
                                              WORLD   INTERNATIONAL   SMALL CAP    EQUITY
                                     JANUS    GROWTH      STOCK        VALUE      INCOME     ISOLATED  PARTICIPANT
                                     FUND      FUND        FUND         FUND        FUND       FUNDS      LOANS
ASSETS:
   Investments in Master Trusts    $ 63,976  $ 36,240  $  4,927     $  7,870     $      9              $ 21,093
   Investments at U.S. Bank                                                                 $ 41,541
   Other receivables
                                   --------  --------  --------     --------     --------   --------   --------
         Total assets                63,976    36,240     4,927        7,870            9     41,541     21,093

LIABILITIES:
   Administration fees payable
   Other payables

         Total liabilities
                                    -------  --------  --------     --------     --------   --------   --------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $ 63,976  $ 36,240  $  4,927     $  7,870     $      9   $ 41,541   $ 21,093
                                   --------  --------  --------     --------     --------   --------   --------
                                   --------  --------  --------     --------     --------   --------   --------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------
                                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                ------------------------------------------------------------------------------


                                                GOVERNMENT  SHORT-TERM DIVERSIFIED            HONEYWELL    UNITED   COLUMBIA
                                    COMBINED      INCOME       BOND     BALANCED    S&P 500     STOCK      INCOME    SPECIAL
                                      TOTAL        FUND        FUND       FUND       FUND       FUND        FUND      FUND
ASSETS:
   Investments in Master Trusts   $2,985,981   $  807,708   $   1,021  $ 870,563  $  569,385  $  476,681  $  12,375  $ 59,753
   Investments at U.S. Bank           41,541
   Other receivables                  19,915        7,308                  2,787
                                   ---------   ----------   ---------  ---------  ----------  ----------  ---------  --------
         Total assets              3,047,437      815,016       1,021    873,350     569,385     476,681     12,375    59,753

LIABILITIES:
   Administration fees payable           357           74                    167         116
   Other payables                     10,175        7,308                  2,786          81
                                   ---------   ----------              ---------  ----------
         Total liabilities            10,532        7,382                  2,953         197
                                   ---------   ----------   ---------  ---------  ----------  ----------  ---------  --------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR        $3,036,905   $  807,634   $   1,021  $ 870,397  $  569,188  $  476,681  $  12,375  $ 59,753
                                  ----------   ----------   ---------  ---------  ----------  ----------  ---------  --------
                                  ----------   ----------   ---------  ---------  ----------  ----------  ---------  --------



                                 --------------------------------------------------------------------------------

                                 --------------------------------------------------------------------------------
                                                        T. ROWE    T. ROWE     T. ROWE
                                            VANGUARD    PRICE       PRICE       PRICE
                                             WORLD   INTERNATIONAL SMALL CAP    EQUITY
                                    JANUS    GROWTH     STOCK       VALUE      INCOME      ISOLATED   PARTICIPANT
                                    FUND      FUND      FUND        FUND        FUND         FUNDS       LOANS
ASSETS:
   Investments in Master Trusts    $ 47,908  $ 32,886  $ 20,709   $  25,661   $  3,963               $  57,368
   Investments at U.S. Bank                                                              $ 41,541
   Other receivables                  9,820
                                   --------  --------  --------   ---------   --------   --------    ---------
         Total assets                57,728    32,886    20,709      25,661      3,963     41,541       57,368

LIABILITIES:
   Administration fees payable
   Other payables

         Total liabilities
                                   --------  --------  --------   ---------   --------   --------    ---------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $ 57,728  $ 32,886  $ 20,709   $  25,661   $  3,963   $ 41,541    $  57,368
                                   --------  --------  --------   ---------   --------   --------    ---------
                                   --------  --------  --------   ---------   --------   --------    ---------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------------------------------

                                  ---------------------------------------------------------------------------------------------


                                               GOVERNMENT  SHORT-TERM DIVERSIFIED DIVERSIFIED             HONEYWELL   UNITED
                                    COMBINED     INCOME       BOND      INCOME     BALANCED     S&P 500     STOCK     INCOME
                                      TOTAL       FUND        FUND       FUND        FUND        FUND       FUND       FUND
NET INVESTMENT INCOME
   IN MASTER TRUSTS                $  444,848  $   38,903  $      36  $           $  170,142  $ 148,150  $  54,076  $   3,002

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                                              721                              1,540    (28,295)    29,803
                                   ----------  ----------  ---------  ---------   ----------  ---------  ---------  ---------

TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS, AND
   TRANSFERS                          444,848      39,624         36                 171,682    119,855     83,879      3,002

LOANS:
   Repayments                                       5,853                              1,395      1,525
   Distributions

DISTRIBUTIONS TO PARTICIPANTS        (519,312)    (96,566)    (1,056)               (162,882)   (67,098)   (51,329)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                (3,354)       (861)        (1)                 (1,339)      (793)      (279)        (8)
                                   ----------  ----------  ---------  ---------   ----------  ---------  ---------  ---------



(DECREASE) INCREASE IN NET
   ASSETS                             (77,818)    (51,950)    (1,021)                  8,856     53,489     32,271      2,994

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                          3,036,905     807,634      1,021                 870,397    569,188    476,681     12,375
                                   ----------  ----------  ---------  ---------   ----------  ---------  ---------  ---------



NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $2,959,087  $  755,684  $      -   $          $  879,253   $ 622,677  $ 508,952  $  15,369
                                   ----------  ----------  ---------  ---------  ----------   ---------  ---------  ---------
                                   ----------  ----------  ---------  ---------  ----------   ---------  ---------  ---------





                                  -----------------------------------------------------------------------------------------------
                                   SUPPLEMENTAL INFORMATION BY FUND
                                  -----------------------------------------------------------------------------------------------
                                                                     T. ROWE      T. ROWE      T. ROWE
                                                          VANGUARD      PRICE        PRICE        PRICE
                                  COLUMBIA                 WORLD   INTERNATIONAL  SMALL CAP     EQUITY
                                   SPECIAL      JANUS     GROWTH       STOCK        VALUE       INCOME     ISOLATED   PARTICIPANT
                                    FUND        FUND       FUND        FUND         FUND         FUND        FUNDS        LOANS
NET INVESTMENT INCOME
   IN MASTER TRUSTS              $  1,177    $  18,031   $  11,871  $   1,228   $  (3,561)  $     227               $   1,566

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                                         9,016                 (4,301)     (8,484)
                                 --------    ---------   ---------  ---------   ---------   ---------               ---------

TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS, AND
   TRANSFERS                        1,177       27,047      11,871     (3,073)    (12,045)        227                   1,566

LOANS:
   Repayments                                      130         130                    130                              (9,163)
   Distributions

DISTRIBUTIONS TO PARTICIPANTS     (59,427)     (20,898)     (8,626)   (12,703)     (5,866)     (4,181)                (28,680)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                (5)         (31)        (21)        (6)        (10)
                                 --------    ---------   ---------  ---------   ---------   ---------               ---------



(DECREASE) INCREASE IN NET
   ASSETS                         (58,255)       6,248       3,354    (15,782)   (17,791)      (3,954)                (36,277)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                         59,753       57,728      32,886     20,709      25,661       3,963   $  41,541      57,368
                                 --------    ---------   ---------  ---------   ---------   ---------   ---------   ---------



NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR       $  1,498    $  63,976   $  36,240  $   4,927   $   7,870   $       9   $  41,541   $  21,091
                                 --------    ---------   ---------  ---------   ---------   ---------   ---------   ---------
                                 --------    ---------   ---------  ---------   ---------   ---------   ---------   ---------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------------------

                                   ----------------------------------------------------------------------------------------------


                                               GOVERNMENT  SHORT-TERM DIVERSIFIED DIVERSIFIED              HONEYWELL    UNITED
                                    COMBINED     INCOME       BOND      INCOME     BALANCED      S&P 500     STOCK      INCOME
                                      TOTAL       FUND        FUND       FUND        FUND         FUND       FUND        FUND
NET INVESTMENT INCOME
   IN MASTER TRUSTS                $ (697,549)  $  112,792  $  (6,331) $ (13,320) $ (162,615) $ (195,183) $ (458,114)  $  (1,569)

OTHER                               1,215,079     (320,543)     7,161     64,951     526,068     531,689     430,617       1,580
                                   ----------   ----------  ---------  ---------  ----------  ----------  ----------   ---------

                                      517,530     (207,751)       830     51,631     363,453     336,506     (27,497)         11

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
                                   ----------   ----------  ---------  ---------  ----------  ----------  ----------   ---------
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                                           359,133     (2,005)   (53,465)   (204,680)   (191,284)    145,095      12,283
                                   ----------   ----------  ---------  ---------  ----------  ----------  ----------   ---------

TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS, AND
   TRANSFERS                          517,530      151,382     (1,175)    (1,834)    158,773     145,222     117,598      12,294
LOANS:
   Repayments                                       14,803                             3,683      12,031       4,681          97
   Distributions

DISTRIBUTIONS TO PARTICIPANTS        (976,584)    (200,029)    (1,654)    (5,594)   (268,070)   (174,926)   (215,609)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                (6,346)      (3,100)       159         67        (790)       (960)     (1,392)        (18)
                                   ----------   ----------  ---------   --------  ----------  ----------  ----------   ---------

(DECREASE) INCREASE IN NET
   ASSETS                            (465,400)     (36,944)    (2,670)    (7,361)   (106,404)    (18,633)    (94,722)     12,373

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                          3,502,305      844,578      3,691      7,361     976,801     587,821     571,403           2
                                   ----------   ----------  ---------  ---------  ----------  ----------  ----------   ---------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $3,036,905   $  807,634  $   1,021  $       -  $  870,397  $  569,188  $  476,681   $  12,375
                                   ----------   ----------  ---------  ---------  ----------  ----------  ----------   ---------
                                   ----------   ----------  ---------  ---------  ----------  ----------  ----------   ---------




                                   ----------------------------------------------------------------------------------------------
                                       SUPPLEMENTAL INFORMATION BY FUND
                                   ----------------------------------------------------------------------------------------------

                                                                         T. ROWE     T. ROWE     T. ROWE
                                                           VANGUARD      PRICE       PRICE       PRICE
                                   COLUMBIA                 WORLD   INTERNATIONAL  SMALL CAP     EQUITY
                                    SPECIAL       JANUS      GROWTH       STOCK      VALUE       INCOME   ISOLATED   PARTICIPANT
                                     FUND         FUND        FUND        FUND        FUND         FUND     FUNDS       LOANS
NET INVESTMENT INCOME
   IN MASTER TRUSTS                 $  11,405  $   6,934  $   4,120  $  (2,327)  $  (1,281)  $   1,480               $  6,460

OTHER                                   8,364     14,175      3,500      8,755       7,160       5,026   $  (19,882)  (53,542)
                                    ---------  ---------  ---------  ---------   ---------   ---------   ----------  --------

                                       19,769     21,109      7,620      6,428       5,879       6,506      (19,882)  (47,082)

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
                                    ---------  ---------  --------   ---------   ---------   ---------   ----------  --------
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                              (21,308)               20,008    (12,283)        811      13,518     (65,823)
                                    ---------  ---------  ---------  ---------   ---------   ---------   ----------  --------

TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS, AND
   TRANSFERS                           (1,539)    21,109     27,628     (5,855)      6,690      20,024      (85,705)  (47,082)
LOANS:
   Repayments                              97      1,009      1,485        327       1,255                            (39,468)
   Distributions

DISTRIBUTIONS TO PARTICIPANTS         (11,112)   (10,556)   (37,233)    (6,795)       (731)    (23,296)               (20,979)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                   (87)       (82)       (33)       (51)        (48)        (11)
                                    ---------  ---------  ---------   --------   ---------   ---------   ----------  --------

(DECREASE) INCREASE IN NET
   ASSETS                             (12,641)    11,480     (8,153)   (12,374)      7,166      (3,283)    (85,705)  (107,529)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                             72,394     46,248     41,039     33,083      18,495       7,246     127,246    164,897
                                    ---------  ---------  ---------  ---------   ---------   ---------   ---------   --------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR          $  59,753  $  57,728   $ 32,886  $  20,709   $  25,661   $   3,963    $ 41,541  $  57,368
                                    ---------  ---------  ---------  ---------   ----------  ---------   ---------  ---------
                                    ---------  ---------  ---------  ---------   ----------  ---------   ---------  ---------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Investment Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan were included in income in the year the contributions payable were accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

        INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

        PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.      PLAN DESCRIPTION

        GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings program designed to provide supplemental retirement benefits to certain employees. It succeeded Part B of the Sperry Retirement Program. Most legal provisions of the Sperry Plan remained unchanged, and the Plan continues to serve employees covered by a collective bargaining agreement which provided for coverage under the Plan.

        The Board of Directors selects the standing member positions of the Savings Plan Committee, which is a named fiduciary in the document. The Savings Plan Committee has the authority to take such actions as may be necessary for the administration of the Plan. The Savings Plan Committee appoints the members to the Honeywell Pension and Retirement Administrative Committee and may delegate certain responsibilities to this Committee.

        In May 1996, the Sponsor sold the division to which the participants were employed. In accordance with the sale, participants can no longer contribute to the Plan and no longer receive contributions from the Sponsor. All participants became fully vested upon sale of the division. It is Honeywell's intent to hold these assets until the participants are eligible to access them under plan provisions. There were no other significant changes to the provisions of the Plan.

        LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain loans in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months after the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time. No loans were made to participants subsequent to May 1996.

        PARTICIPATION - Employees are eligible to participate in the Plan only if they are classified regular full-time or regular part-time employees, are not covered by any other savings plan maintained by Honeywell Inc., and are covered under a collective bargaining agreement which provides for participation in the Plan.

        VESTING - Participants are 100% vested in the portion of their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the Stock Match Fund after three years of service. In the event of plan termination, the individual participants' vested accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

        FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Prior to May 1996, such forfeitures are used to reduce the Sponsor's subsequent contributions.

        INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following:

               GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

               SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short-term and intermediate-term (one to five years) maturities.

               DIVERSIFIED INCOME FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term bonds, and domestic stocks.

               DIVERSIFIED BALANCED FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

               S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

               HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

               UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities
               - both high-quality corporate bonds and U.S. Treasury obligations.

               COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard & Poor's 500 Stock Index.

               JANUS FUND - Invests primarily in a combination of large, established corporations and small, rapidly emerging companies.

               VANGUARD WORLD GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

               T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

               T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

               T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

        PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

        PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

3.      INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

        At December 31, 1998 and 1997, the Plan's Isolated Funds consisted primarily of investments in Executive Life Insurance Company (Executive
        Life) guaranteed investment contracts (GICs), which represented approximately 1% of total net assets available for benefits in both years. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. As of the report date, June 11, 1998, the Plan has received 91% of the contract balance. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator, and recoveries from various state guarantee funds, will not differ significantly from the remaining recorded contract values.

        After the conservatorship was established, the Sponsor isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.      INTERESTS IN MASTER TRUSTS

        The Plan's investments are included in Master Trusts with T. Rowe Price Trust Company and U.S. Bank National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trusts. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Master Trusts was approximately .1%, in each year. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

        The following table presents the fair value of investments held in Master Trusts.

                                                                             1998            1997
        Investments at fair value:
          Custom funds:
              Government Income Fund                                     $    405,703     $    351,626
              Short-Term Bond Fund                                             35,670           17,050
              Diversified Income Fund                                          76,692           53,566
              Diversified Balanced Fund                                       376,469          335,838
              S&P 500 Fund                                                    714,874          550,320
              Honeywell Stock Fund                                            552,364          486,146
          Mutual funds, primarily equity securities                           587,066          450,322
          Participants' loans                                                  42,645           36,203
                                                                         ------------     ------------
                                                                         $  2,791,483     $  2,281,071
                                                                         ------------     ------------
                                                                         ------------     ------------

        Investment income for the Master Trust is as follows:

        Net appreciation of fair value of investments:
          Custom funds:
              Short-Term Bond Fund                                       $      1,887     $      1,063
              Diversified Income Fund                                           8,708            6,437
              Diversified Balanced Fund                                        62,215           55,009
              S&P 500 Fund                                                    161,309          136,367
              Honeywell Stock Fund                                             50,802           18,488
          Mutual funds, primarily equity securities                            44,825           31,918
                                                                         ------------     ------------
                                                                              329,746          249,282
          Interest and dividends                                               76,602           64,274
                                                                         ------------     ------------
                                                                         $    406,348     $    313,556
                                                                         ------------     ------------
                                                                         ------------     ------------

         In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to U.S. Bank National Association. A Master Trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Master Trust was approximately 1%. The contract value of the GICs for the Master Trust was approximately $6.6 million at December 31, 1998 and 1997.

5.       PARTY-IN-INTEREST TRANSACTIONS

         There were no prohibited party-in-interest transactions during the years ended December 31, 1998 and 1997.

6.       INFORMATION PROVIDED BY TRUSTEES

         Plan funds are held in trust by trustees for the sole purpose of making investments and plan payments and paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1998 were T. Rowe Price Trust Company and U.S. Bank National Association.

         The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

         The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees.

         The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represent 5% or more of net assets available for benefits as of December 31, 1998 and 1997.

7.       SUBSEQUENT EVENT

         Effective June 7, 1999, Honeywell Inc., the Sponsor, and AlliedSignal Inc. signed a definitive merger agreement. The Sponsor has not yet determined the impact this event will have upon the Plan.